NORTHERN INSTITUTIONAL FUNDS

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 1st day of December, 2021 by and between NORTHERN INSTITUTIONAL FUNDS (the “Trust”), a Delaware statutory trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as investment adviser and administrator to the portfolio listed on Exhibit A hereto (the “Portfolio”) pursuant to a Management Agreement (the “Management Agreement”) between the Trust and NTI dated June 30, 2014, as amended.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by NTI to reimburse certain, but not all, of the expenses for the Portfolio set forth on Exhibit A.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. NTI shall, from the date of this Agreement, reimburse a portion of the operating expenses of the Portfolio set forth on Exhibit A so that after such reimbursement the total annual fund operating expenses of the Portfolio expressed as a percentage of average daily net assets shall not exceed the amounts set forth on Exhibit A (“Expense Limit”), subject to certain excepted expenses as agreed to by the parties in writing from time to time (“Excepted Expenses”). NTI shall first reimburse management fees payable by the Portfolio and then reimburse other operating expenses of the Portfolio to the extent the amount of difference between the Portfolio’s operating expenses and its Expense Limit exceeds the management fees payable by the Portfolio.

2. The termination date of this Agreement is December 31, 2022 (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one- year period, a “Renewal Year”). This Agreement may be terminated with respect to the Portfolio, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Trust’s Board of Trustees, with respect to the Portfolio, at any time if it determines that such termination is in the best interest of the Portfolio and its shareholders.

3. NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future for prior fiscal years.

4. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

5. This Agreement represents the entire agreement between the parties regarding its subject matter and supersedes the Expense Reimbursement Agreement between the parties dated as of August 1, 2016 (the “Prior Agreement”) as to the Portfolio.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Randal Rein
Name: Randal Rein
Title: Treasurer

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Peter K. Ewing
Name: Peter K. Ewing
Title: Senior Vice President

Exhibit A

Northern Institutional Funds

Name of Portfolio	Total Annual Portfolio Operating Expenses After Expense Reimbursement (expressed as a percentage of the Portfolio’s average daily net assets)
Treasury Portfolio (all classes)	0.15%